XODTEC LED, INC. 2F., No. 139, Jian 1st Rd., Jhonghe City, Taipei County 235, Taiwan (R.O.C.) Tel: 886-2-2228-6276 Fax: 1-212-930-9725

 January 31, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Sharon Virga

Re:	Xodtec LED, Inc. Form 10-K for the Fiscal Year Ended February 28, 2010 Filed July 19, 2010 File No. 333-148005

We hereby submit the responses of Xodtec LED, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 20, 2010, providing the Staff’s comments with respect to the above referenced company filings with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended February 28, 2010

Note 1 – Restatement of Prior Financial Statements, page F-8

1.
We note your response to comment one in our letter dated November 22, 2010.  We did not want you to delete “restated” from your financial statements that were filed on July 19, 2010 with you Form 10-K.  Please revise to show all financial statements that were restated, including those that were marked restated in your Form 10-K that was filed on July 19, 2010.  Please expand your footnote disclosure to discuss in detail the nature and reasons for all your restatements as required by ASC 250-10-50 and provide all required disclosure.  As we previously requested, please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure.

Response: The Company went through a reverse acquisition on April 20, 2009 and the comparative financial statements in the 10-K filed on July 19, 2010 are proforma financial statements as of February 28, 2009.  The financial statements as of February 28, 2009 in the 10-K filed on May 29, 2009 under the previous name Sparkling Events, Inc. do not include proforma information.  Since the content and the nature of the financial statements as of February 28, 2009 in the 10-K filed on July 19, 2010 and May 29, 2009 are different, the proforma financial statements as of February 28, 2009 in the 10-K filed on July 19, 2010 should not be considered as a restatement of the financial statements as of February 28, 2009 in the 10-K filed on May 29, 2009.

Note 5 – Reverse Acquisition, page F-15

Note 6 – Capital Stock and Share-Based Payments, page F-16

2.
We note your response to comment three in our letter dated November 22, 2010.  We continue to believe that the instruments issued pursuant to your subscription agreements are not indexed to your stock and therefore are not scoped out of ASC 815-10-15 and must be treated as a derivative.  We note that the strike price or number of shares used to determine settlement is not fixed, so your instruments are not indexed.  Please reevaluate your financial reporting.

Response: Per further review and consideration of the SEC Staff’s comments issued on December 20, 2010, the Company has determined that the embedded derivative related to the stock subscription agreement on the issuance of 1,000,000 shares of common stock on September 29, 2009, should be treated as derivative instruments and should be recorded at fair value and marked-to-market each period until it is exercised or expire, with any change in the fair value charged or credited to income each period.  The Company retained Globalview Advisors to perform valuation of the embedded derivative and the fair value were estimated by Monte Carlo simulation model. The fair value of the  accrued derivative liabilities was based on the following assumptions: initial anti-dilution trigger price $0.70; standard deviation at 74.10%; annual risk-free rate at 0.68%; time to expiration at 1.50; period risk-free rate at 0.003%. According to the Monte Carlo simulation model, the Company’s stock price at September 30, 2009 was $1.05, the fair value of the common stock, and accrued derivative liabilities was $1,050,000 and $1,144,287, respectively, at September 30, 2009.  Due to this amount is more than the price which the Company received from the investor, the Company has allocated  the percentage of the Company’s fair value of common stock, warrant and accrued derivative liabilities as follows:

	Fair value	%	Allocation
Common Stock	$1,050,000	39.9%	$249,490
Warrants	435,493	16.6%	103,477
Derivative liabilities	1,144,287	43.5%	271,893
Total	$2,629,780	100.0%	$624,860

At February 28, 2010, according to the Monte Carlo simulation model’s assumption per above, the Company’s accrued derivative liabilities should be in the amount of $1,240,488. The loss on the change in the fair value of the derivative financial instruments was $968,595, which was determined from the difference between accrued derivative liabilities at September 30, 2009 to February 28, 2010.

Forms 10-Q for the Quarterly Period Ended May 31 and August 31, 2010

General

3.	Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Response: We have amended the quarterly report on Form 10-Q for the periods ended May 31 2010 and August 31, 2010 to incorporated the proposed amendments to the 10-K as listed in our responses to SEC comments 1 -2 above.

In connection with responding to Staff comments, we acknowledge and agree that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert the Staff’s comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (886) 2-2228-6276 or Asher S. Levitsky, PC. of Sichenzia Ross Friedman Ference LLP, our outside special securities counsel at (212) 981-6767.

Sincerely,

Xodtec LED, Inc.

By: /s/ Yao-Ting Su
Yao-Ting Su
Chief Executive Officer